Exhibit 99.1

AirMedia Announces Unaudited Second Quarter 2015 Financial Results

Beijing, China – August 25, 2015 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial Highlights

Pursuant to the agreement to sell 75% equity interest of AirMedia Group Co., Ltd., which was previously announced on June 15, 2015 (the “Transaction”), starting from the second quarter of 2015, the financial results associated with the Company’s stand-alone digital frames, mega-size LED screens, traditional media in airports, unipole signs and other outdoors media, which form the Transaction, were classified as discontinued operations. As a result, revenues in our financial statements for the second quarter of 2015 and comparable periods in the second quarter of 2014 and in the previous quarter reflected revenues from continuing operations only.

•	Revenues decreased by 32.8% year-over-year and 31.3% quarter-over-quarter to US$11.9 million.

•	Net revenues decreased by 33.7% year-over-year and 32.5% quarter-over-quarter to US$11.6 million.

•	Net loss attributable to AirMedia’s shareholders was US$19.4 million. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.32.

•	Adjusted EBITDA from continuing operations attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA from continuing operations attributable to AirMedia’s shareholders excluding share-based compensation expenses, was a loss of US$15.8 million, compared to a loss of US$11.7 million in the same period one year ago.

“We are excited about the Transaction with Longde Wenchuang. We believe the Transaction reflects positively upon the quality of the relevant advertising business and will further improve our cash balance. We may exit additional business lines, including certain unprofitable advertising product lines and some non-core businesses so that we can narrow the loss and focus on our emerging Wi-Fi business,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

Second Quarter 2015 Financial Results

Revenues

Revenues from continuing operations

Revenues from continuing operations for the second quarter of 2015 decreased by 32.8% year-over-year and by 31.3% quarter-over-quarter to US$11.9 million. The year-over-year and quarter-over-quarter decreases were primarily due to a soft advertising market and the divestiture of TV-attached digital frames and digital TV screens in airports in February 2015, as previously discussed in our first quarter 2015 financial results.

Business tax and other sales tax

Business tax and other sales tax for the second quarter of 2015 were US$274,000, compared to US$166,000 in the same period one year ago and US$90,000 in the previous quarter.

Net revenues

Net revenues for the second quarter of 2015 reached US$11.6 million, representing a year-over-year decrease of 33.7% from US$17.5 million in the same period one year ago and a quarter-over-quarter decrease of 32.5% from US$17.2 million in the previous quarter.

Cost of Revenues

Cost of revenues for the second quarter of 2015 was US$24.0 million, which reflected a year-over-year increase of 1.8% from US$23.6 million and a quarter-over-quarter decrease of 1.2% from US$24.3 million in the previous quarter. The year-over-year increase was primarily due to higher concession fees, which were partially offset by lower agency fees for third-party advertising agencies. The quarter-over-quarter decrease was primarily due to lower agency fees for third-party advertising agencies, which were partially offset by higher concession fees. Cost of revenues as a percentage of net revenues in the second quarter of 2015 was 206.7%, up from 134.5% in the same period one year ago and 141.2% in the previous quarter.

Concession fees for the second quarter of 2015 increased by 12.0% year-over-year and by 1.7% quarter-over-quarter to US$20.0 million. The year-over-year and quarter-over-quarter increases were primarily due to newly signed or renewed concession rights contracts during the period. Concession fees as a percentage of net revenues in the second quarter of 2015 was 172.0%, increasing from 101.8% in the same period one year ago and 114.1% in the previous quarter. The year-over-year and quarter-over-quarter increases of concession fees as a percentage of net revenues were primarily due to the fact that net revenues decreased while concession fees increased.

Gross Profit

As a result of the above, gross profit for the second quarter of 2015 was negative US$12.4 million, compared to gross profit of negative US$6.1 million in the same period one year ago and negative US$7.1 million in the previous quarter.

Gross profit as a percentage of net revenues for the second quarter of 2015 was negative 106.7%, compared to negative 34.5% in the same period one year ago and negative 41.2% in the previous quarter. The year-over-year decrease in gross profit as a percentage of net revenues was primarily due to the fact that net revenues decreased while the cost of revenues increased. The quarter-over-quarter decrease in gross profit as a percentage of net revenues was primarily due to the fact that net revenues decreased faster than cost of revenues.

Operating Expenses

Total operating expenses for the second quarter of 2015 were US$8.2 million, which decreased by 16.1% from US$9.8 million in the same period one year ago and increased by 111.7% quarter-over-quarter from US$3.9 million in the previous quarter.

Share-based compensation expenses included in the total operating expenses for the second quarter of 2015 were US$139,000, compared with US$934,000 in the same period one year ago and US$91,000 in the previous quarter. The year-over-year decrease was primarily due to a decrease in the number of stock options vested in the second quarter of 2015 as compared against the same quarter in 2014.

Selling and marketing expenses for the second quarter of 2015 were US$2.8 million. This reflected a year-over-year decrease of 38.4% from 4.5 million one year ago and a quarter-over-quarter increase of 24.1% from US$2.3 million in the previous quarter. The year-over-year decrease was primarily due to lower marketing expenses. The quarter-over-quarter increase was primarily due to higher public relations expenses.

General and administrative expenses for the second quarter of 2015 were US$5.4 million. This represented a year-over-year increase of 3.0% from US$5.3 million in the same period one year ago and a quarter-over-quarter increase of 233.3% from US$1.6 million in the previous quarter. The year-over-year increase was mainly due to higher professional fees and higher bad-debt provisions. The quarter-over-quarter increase was primarily due to higher bad-debt provisions as there was a reversal of bad-debt provisions in the first quarter of 2015, and higher professional fees.

Loss from Operations

Loss from operations for the second quarter of 2015 was US$20.6 million, compared to loss from operations of US$15.8 million in the same period one year ago and loss from operations of US$11.0 million in the previous quarter. Loss from operations as a percentage of net revenues for the second quarter of 2015 was negative 177.3%, compared to negative 90.4% in the same period one year ago and negative 63.7% in the previous quarter.

Income Tax Expenses

Income tax expenses for the second quarter of 2015 were US$2.7 million, compared to income tax expenses of US$2.0 million in the same period one year ago and income tax expenses of US$1.4 million in the previous quarter.

Net Income from Discontinued Operations Attributable to AirMedia’s Shareholders

Net income from discontinued operations attributable to AirMedia’s shareholders, which reflected net income from the product lines sold in the Transaction, were US$1.3 million, compared to net income from discontinued operations attributable to AirMedia’s shareholders of US$11.0 million in the same period one year ago and net income from discontinued operations attributable to AirMedia’s shareholders of US$4.9 million in the previous quarter. The year-over-year and quarter-over-quarter decreases in net income from discontinued operations attributable to AirMedia’s shareholders were partially because there were income tax expenses of US$2.0 million for discontinued operations in the second quarter of 2015 and income tax benefits of US$4.1 million for discontinued operations in the same period one year ago and income tax expenses of US$507,000 for discontinued operations in the previous quarter.

Net Loss Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the second quarter of 2015 was US$19.4 million, compared to net loss attributable to AirMedia’s shareholders of US$5.4 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$5.7 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the second quarter of 2015 was US$0.32, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the second quarter of 2015 was US$0.32, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the previous quarter.

Adjusted EBITDA Attributable to AirMedia’s Shareholders

Adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was a loss of US$15.8 million, compared to adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of a loss of US$11.7 million in the same period one year ago and adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of a loss of US$7.0 million in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Net Loss to Adjusted EBITDA” for a reconciliation of net loss under U.S. GAAP to adjusted EBITDA (non-GAAP).

Cash and cash equivalents, Restricted Cash and Short-term Investments

Cash and cash equivalents, restricted cash and short-term investments totaled US$20.8 million as of June 30, 2015, compared to US$81.1 million as of December 31, 2014. On July 6, 2015, AirMedia received RMB800 million, the first installment of the consideration of the Transaction with Longde Wenchuang, which will be reflected in the Company’s third quarter balance sheet.

Other Recent Developments

On August 24, 2015, AirMedia entered into an agreement with Shenzhen Liantronics Co., Ltd, to terminate the share transfer agreement, which the Company announced on April 7, 2015.

On August 13, 2015, AirMedia’s announced that its board of directors (the “Board”) appointed Mr. Dong Wen and Mr. Hua Zhuo as independent directors, effective July 31, 2015, replacing Mr. Junjie Ding and Mr. Qunyao Gao after the expiration of the term of their service on the same day. Neither Mr. Ding nor Mr. Gao was a member of the Company’s special committee, which is reviewing the “Going Private” proposal the Company received. In addition, the Board re-elected each of Messrs. Qing Xu, Songzuo Xiang and Peixin Xu as a director of the Company for an additional two-year term of office. The term of service of each of Messrs. Dong Wen, Hua Zhuo, Qing Xu, Songzuo Xiang and Peixin Xu will expire on July 31, 2017.

On July 6, 2015, AirMedia received RMB800 million, the first installment of the consideration of the Transaction with Longde Wenchuang.

On June 19, 2015, AirMedia’s Board of Directors received a non-binding proposal letter, dated June 19, 2015, from Mr. Herman Man Guo, Chairman of the Board and Chief Executive Officer of the Company, on behalf of himself and management of the Company proposing a “going-private” transaction to acquire all of the outstanding ordinary shares of AirMedia not already owned by the Buyer Group for US$6.00 in cash per American depositary share (“ADS”), which represents a premium of 70.5% to the closing trading price of the Company’s ADS on June 18, 2015, the last trading day prior to the date of the proposal letter.

On June 15, 2015, AirMedia reached a definitive equity interest transfer agreement with Beijing Longde Wenchuang Fund Management Co., Ltd. to sell 75% equity interest of AM Advertising for a consideration of RMB2.1 billion in cash.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the second quarter 2015 earnings at 8:00 PM U.S. Eastern Time on August 25, 2015 (5:00 PM U.S. Pacific Time on August 25, 2015; 8:00 AM Beijing/Hong Kong time on August 26, 2015). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

Hong Kong: +852 800 906 601

International: +65 6713 5090

China: +86 400 620 8038

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on August 25, 2015 and 11:59 p.m. on September 1, 2015, Eastern Time.

Replay Dial-in Information

U.S.: +1 646 254 3697

International: +61 2 8199 0299

Conference ID: 97744181

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. EBITDA is being used as a non-GAAP measurement in evaluating the operating performance. EBITDA consists of net (loss)/income attributable to AirMedia Group Inc.’s shareholders before interest income/(expense), income tax expense/(benefit), depreciation, and amortization of acquired intangible assets.

Adjusted EBITDA represents EBITDA adjusted for share-based compensation. Our management believes that the use of adjusted EBITDA eliminates items that, management believes, have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent.

EBITDA is used by AirMedia’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that EBITDA measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the EBITDA measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

AirMedia, which is in the process of transforming into a leading in-flight and on-train Wi-Fi operator in China, has obtained concession rights to install and operate Wi-Fi systems on the airplanes operated by Hainan Airlines Group and on the trains operated by several main railway bureaus in China, including Beijing Railway Bureau, Shanghai Railway Bureau and Guangzhou Railway (Group) Corporation.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: there are uncertainties in connection with AirMedia’s Transaction with Longde Wenchuang; if AirMedia fails to successfully install and operate systems for its Wi-Fi business or to successfully implement its related business strategies, its results of operations and business prospect may be negatively affected; if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	June 30, 2015	December 31, 2014
ASSETS:
Current assets:
Cash and cash equivalents	20,834	60,117
Restricted cash	—	3,223
Short-term investments	—	17,729
Accounts receivable, net	20,897	23,534
Notes receivable	16	762
Prepaid concession fees	10,612	13,012
Amount due from related parties	2,320	810
Other current assets	7,185	7,305
Deferred tax assets - current	56	484
Assets held for sale	173,073	156,691

Total current assets	234,993	283,667

Prepaid equipment costs	31,941	45,176
Property and equipment, net	43,756	35,381
Long-term deposits	7,876	8,511
Deferred tax assets - non-current	4,171	10,251
Long-term investments	15,889	5,962
Acquired intangible assets, net	2,702	521
Other non-current assets	9,466	6,128

Total assets	350,794	395,597

LIABILITIES AND EQUITY:
Current liabilities:
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and nil as of December 31, 2014 and June 30, 2015, respectively)	—	3,000
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $37,078 and $29,799 as of December 31, 2014 and June 30, 2015, respectively)	34,066	39,804
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $3,777 and $2,670 as of December 31, 2014 and June 30, 2015, respectively)	4,252	4,863
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $3,998 and $3,642 as of December 31 2014 and June 30, 2015, respectively)	3,648	4,004
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $408 and $571 as of December 31, 2014 and June 30, 2015, respectively)	571	967
Liabilities held for sale	64,588	72,700

Total current liabilities	107,125	125,338

Other non-current liabilities (including other non-current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $1,257 and $1,258 as of December 31, 2014 and June 30, 2015, respectively)	1,258	1,257
Deferred tax liability - non-current (including deferred tax liability-non-current of the consolidated variable interest entities variable interest entities without recourse to AirMedia Group Inc. $130 and $113 as of December 31, 2014 and June 30, 2015, respectively)	113	130

Total liabilities	108,496	126,725

Equity
Ordinary shares	128	128
Additional paid-in capital	322,718	323,167
Treasury stock	(5,808)	(9,236)
Statutory reserves	11,309	11,381
Accumulated deficits	(135,572)	(110,519)
Accumulated other comprehensive income	33,976	33,815

Total AirMedia Group Inc.’s shareholders’ equity	226,751	248,736

Noncontrolling interests	15,547	20,136

Total equity	242,298	268,872

Total liabilities and equity	350,794	395,597

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014
Revenues	11,892	17,313	17,696
Business tax and other sales tax	(274)	(90)	(166)

Net revenues	11,618	17,223	17,530
Cost of revenues	24,016	24,315	23,585

Gross profit	(12,398)	(7,092)	(6,055)
Operating expenses:
Selling and marketing *	2,793	2,251	4,532
General and administrative *	5,412	1,624	5,253

Total operating expenses	8,205	3,875	9,785

Loss from operations	(20,603)	(10,967)	(15,840)
Interest income, net	76	136	272
Other income, net	145	73	279

Loss before income taxes	(20,382)	(10,758)	(15,289)
Income tax expenses	(2,724)	(1,438)	(2,044)

Net loss before net loss of equity method investments	(23,106)	(12,196)	(17,333)
Net loss from continuing operations of equity method investments	(77)	(197)	(1)

Net loss from continuing operations	(23,183)	(12,393)	(17,334)

Less: Net loss from continuing operations attributable to noncontrolling interests	(2,406)	(1,787)	(928)

Net loss from continuing operations attributable to AirMedia Group Inc.’s shareholders	(20,777)	(10,606)	(16,406)

Net income from discontinued operations attributable to AirMedia Group Inc.’s shareholders	1,335	4,923	10,962

Net loss attributable to AirMedia Group Inc.’s shareholders	(19,442)	(5,683)	(5,444)
Net loss from continuing operations attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.17)	(0.09)	(0.14)
Diluted	(0.17)	(0.09)	(0.14)

Net income from discontinued operations attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	0.01	0.04	0.09
Diluted	0.01	0.04	0.09

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.16)	(0.05)	(0.05)
Diluted	(0.16)	(0.05)	(0.05)

Net loss attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.32)	(0.10)	(0.10)
Diluted	(0.32)	(0.10)	(0.10)

Weighted average ordinary shares outstanding used in computing net loss from continuing operations per ordinary share - basic	121,208,231	119,926,971	119,221,372

Weighted average ordinary shares outstanding used in computing net loss from continuing operations per ordinary share - diluted	121,208,231	119,926,971	119,221,372

Weighted average ordinary shares outstanding used in computing net income from discontinued operations per ordinary share - basic	121,208,231	119,926,971	119,221,372

Weighted average ordinary shares outstanding used in computing net income from discontinued operations per ordinary share - diluted	128,303,504	119,926,971	119,789,461

* Share-based compensation charges included are as follow:
Selling and marketing	—	—	144
General and administrative	139	91	790

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands)

	Three Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014
Net loss from continuing operations	(23,183)	(12,393)	(17,334)
Other comprehensive (loss)/income	(14)	133	436

Comprehensive loss from continuing operations	(23,197)	(12,260)	(16,898)
Less: comprehensive loss from continuing operations attributable to the noncontrolling interest	(2,407)	(1,782)	(877)

Comprehensive loss from continuing operations attributable to AirMedia Group Inc.’s shareholders	(20,790)	(10,478)	(16,021)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO AIRMEDIA GROUP INC’S SHAREHOLDERS TO NON-GAAP ADJUSTED EBITDA FROM CONTINUING OPERATIONS ATTRIBUTABLE TO AIRMEDIA GROUP INC’S SHAREHOLDERS

(In U.S. dollars in thousands)

	Three Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014
Net loss from continuing operations attributable to AirMedia Group Inc.’s shareholders (GAAP)	(20,777)	(10,606)	(16,406)
Interest income, net	(76)	(136)	(272)
Depreciation	2,005	2,046	1,750
Income tax expenses	2,724	1,438	2,044
Amortization of acquired intangible assets	171	138	229

EBIDTA attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(15,953)	(7,120)	(12,655)

Share-based compensation	139	91	934

Adjusted EBIDTA from continuing operations attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(15,814)	(7,029)	(11,721)